UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  23 May 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: 23 May 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: May 23, 2016
16-18-TR

Teck Announces Cash Tender Offers

Vancouver, B.C. -- Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) today announced that it has commenced cash tender offers (the "Tender Offers") to purchase up to U.S.$1,000,000,000 aggregate principal amount (subject to increase by Teck, the "Aggregate Maximum Tender Amount") of the following series of notes issued by Teck:

—	3.150% Notes due 2017 (the “3.150% 2017 Notes”);
—	3.850% Notes due 2017(the “3.850% 2017 Notes”);
—	2.500% Notes due 2018 (the “2018 Notes”); and
—	3.000% Notes due 2019 (the “2019 Notes” and, together with the 3.150% 2017 Notes, the 3.850% 2017 Notes and the 2018 Notes, the “Notes”).

The terms and conditions of the Tender Offers are described in an Offer to Purchase, dated May 23, 2016 (the "Offer to Purchase"), and the related Letter of Transmittal. Teck reserves the right, but is under no obligation, to increase the Aggregate Maximum Tender Amount or the Tender Cap (as defined below) without extending withdrawal rights except as required by law. The amounts of each series of Notes to be purchased may be prorated as set forth in the Offer to Purchase.

					Dollars per U.S.$1,000 Principal Amount of Notes
Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding (U.S.$)	Tender Cap (U.S.$)	Acceptance Priority Level	Tender Offer Consideration (U.S.$)	Early Tender Premium (U.S.$)	Total Consideration(1) (U.S.$)
3.150% Notes due 2017	878742AU9	$300,000,000	N/A	1	$983.75	$30	$1,013.75
3.850% Notes due 2017	878742AR6	$300,000,000	N/A	2	$1,002.50	$30	$1,032.50
2.500% Notes due 2018	878742AX3	$500,000,000	N/A	3	$982.50	$30	$1,012.50
3.000% Notes due 2019	878744AA9	$500,000,000	$300,000,000	4	$947.50	$30	$977.50

(1)	Includes the Early Tender Premium.

The Tender Offers will expire at 12:00 midnight, New York City time, at the end of the day on June 20, 2016, unless extended or earlier terminated by Teck (the "Expiration Date"). No tenders submitted after the Expiration Date will be valid. Subject to the terms and conditions of the Tender Offers, the consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offers will be the tender offer consideration for such series of Notes set forth in the table above (with respect to each series of Notes, the "Tender Offer Consideration"). Holders of Notes that are validly tendered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on June 6, 2016 (such date and time, as it may be extended, the "Early Tender Date") and accepted for purchase pursuant to the Tender Offers will receive the applicable Total Consideration for such series, which includes the early tender premium for such series of Notes set forth in the table above (with respect to each series of Notes, the "Early Tender Premium"). Holders of Notes tendering their Notes after the Early Tender Date will only be eligible to receive the Tender Offer Consideration, which is the Total Consideration less the Early Tender Premium.

All Notes validly tendered and accepted for purchase pursuant to the Tender Offers will receive the applicable consideration set forth in the table above, plus accrued and unpaid interest on such Notes from the last interest payment date with respect to those Notes to, but not including, the applicable Settlement Date (as such term is defined in the Offer to Purchase) (“Accrued Interest”).

Tendered Notes may be withdrawn from the Tender Offers at or prior to 5:00 p.m., New York City time, on June 6, 2016, unless extended by Teck (such date and time, as it may be extended, the "Withdrawal Deadline"). Holders of Notes who tender their Notes after the Withdrawal Date, but prior to the Expiration Date, may not withdraw their tendered Notes.

Teck reserves the right, but is under no obligation, subject to the satisfaction or waiver of the conditions to the Tender Offers, to accept for purchase any Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date, at any point following the Early Tender Date and before the Expiration Date (the “Early Settlement Date”), subject to the Acceptance Priority Levels, the Aggregate Maximum Tender Amount and the Tender Cap. The Early Settlement Date will be determined at Teck’s option and is currently expected to occur on June 7, 2016, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck. Irrespective of whether Teck chooses to exercise its option to have an Early Settlement Date, Teck will purchase any remaining Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Date and that Teck chooses to accept for purchase promptly following the Expiration Date, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck (the “Final Settlement Date”, the Final Settlement Date and the Early Settlement Date each being a “Settlement Date”). The Final Settlement Date is expected to occur on the first business day following the Expiration Date.

Subject to the Aggregate Maximum Tender Amount, the Tender Cap and proration, the Notes accepted on any Settlement Date will be accepted in accordance with their Acceptance Priority Levels set forth in the table above, with 1 being the highest Acceptance Priority Level and 4 being the lowest Acceptance Priority Level. In addition, no more than U.S.$300,000,000 aggregate principal amount of the 2019 Notes will be purchased in the Tender Offers (subject to increase by Teck, the “Tender Cap”). All Notes tendered at or before the Early Tender Date will be accepted for purchase in priority to other Notes tendered after the Early Tender Date, even if such Notes tendered after the Early Tender Date have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Date.

Acceptance for tenders of any Notes may be subject to proration if the aggregate principal amount for any series of Notes validly tendered and not validly withdrawn would cause the Aggregate Maximum Tender

Amount to be exceeded. Acceptance for tenders of 2019 Notes may be subject to proration if the aggregate principal amount of the 2019 Notes validly tendered and not validly withdrawn is greater than the Tender Cap. Furthermore, if the Tender Offers are fully subscribed as of the Early Tender Date, holders who validly tender Notes after the Early Tender Date will not have any of their Notes accepted for purchase.

The consummation of the Tender Offers is not conditioned upon any minimum amount of Notes being tendered.  However, the Tender Offers are subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, among others, Teck having raised net proceeds through one or more issuances of debt in the public or private capital markets, on terms reasonably satisfactory to Teck, sufficient to purchase all Notes validly tendered (and not validly withdrawn) and accepted for purchase by Teck in the Tender Offers and to pay Accrued Interest and all fees and expenses in connection with the Tender Offers (the “Financing Condition”).

Goldman, Sachs & Co., BofA Merrill Lynch and J.P. Morgan Securities LLC are the dealer managers in the Tender Offers. Global Bondholder Services Corporation has been retained to serve as both the depositary and the information agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Goldman, Sachs & Co. at (toll-free) (800) 828-3182 or (collect) (212) 902-6941, BofA Merrill Lynch at (toll-free) (888) 292-0070 or (collect) (980) 388-3646 or J.P. Morgan Securities LLC at (toll-free) (866) 834-4666 or (collect) (212) 834-8553. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Teck, its board of directors, the dealer managers, the depositary or the information agent, the trustee with respect to the Notes or any of Teck's or their respective affiliates, makes any recommendation as to whether holders of the Notes should tender any Notes in response to the Tender Offers. The Tender Offers are made only by the Offer to Purchase and related Letter of Transmittal. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Teck by the dealer managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected Early Tender Date, Expiration Date and Settlement Dates thereof; the potential increase to the Aggregate Maximum Tender Amount; the potential increase to the Tender Cap; and the satisfaction or waiver of certain conditions of the Tender Offers, including the Financing Condition.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, inadequate investor response on adequate terms to the issuance of debt intended to satisfy the Financing Condition, conditions in financial markets, investor response to Teck’s Tender Offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

For Immediate Release	Date: May 23, 2016
16-19-TR

Teck Announces Proposed Private Placement of Notes

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has commenced an offering of US$1 billion aggregate principal amount of senior unsecured notes under Rule 144A to eligible purchasers. The notes will be guaranteed by certain of Teck’s subsidiaries.

Teck intends to use the net proceeds from the private placement to fund its previously announced tender offers to purchase for cash up to US$1 billon principal amount of its 3.150% Notes due 2017, 3.850% Notes due 2017, 2.500% Notes due 2018 and 3.000% Notes due 2019 (collectively, the “Existing Notes”), subject to the terms and conditions specified in the related offer to purchase. In the event that the tender offers are not consummated or not all of the net proceeds of the private placement are used to fund the tender offers, Teck intends to use the remaining net proceeds from the offering for general corporate purposes.

The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction where such offering or sale would be unlawful. This press release shall not constitute an offer to purchase the Existing Notes.  The tender offers are being made only pursuant to the offer to purchase and related letter of transmittal. This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include statements regarding Teck’s plans to issue notes and use the proceeds to fund the tender offers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to the closing of Teck’s offering of the notes, conditions in financial markets, investor response to Teck’s offering of notes and the tender offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

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For Immediate Release	Date: May 23, 2016
16-20-TR

Teck Announces Amendment to US$1.2 Billion Credit Facility

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has received commitments from a majority of its lenders to extend the maturity of its US$1.2 billion revolving credit facility from June 2017 to June 2019. As part of the extension, Teck has agreed to certain amendments to the credit facility and has also agreed to provide guarantees for the benefit of the credit facility. Lenders holding aggregate commitments of US$200 million have declined to extend and as a result the size of the facility will reduce to US$1 billion in June 2017.

The amended credit facility will contain covenants in addition to those contained in the original facility, including restrictions on the amount of new liens and guaranteed indebtedness. The amendments will limit the amount of secured debt and guaranteed debt that Teck can issue. The maximum amount of secured debt will be equal to 4% of Teck's consolidated net tangible assets, or US$1 billion, whichever is greater. The maximum amount of guaranteed debt (including secured debt) will be equal to 9% of Teck’s consolidated net tangible assets, or US$2.25 billion, whichever is greater. There are specific exemptions to each of the restrictions. Teck will also be subject to covenants regarding asset sales and future subsidiary guarantors. The debt to total capitalization covenant in Teck’s current credit facility will not be amended. Teck will also extend the guarantees to its other credit facilities.

The obligations of the lenders to extend and amend the credit facility are subject to various conditions, including the settlement and execution of definitive financing documentation, delivery of the subsidiary guarantees, and other customary conditions precedent.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the expectation that closing will occur on the amended facility, as well as the anticipated timing of that closing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, Teck and its lenders being unable to agree on the terms of the final documentation, the conditions to effectiveness of the amendment not being satisfied.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

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